

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 12, 2008

Gunther Than
Chief Executive Officer
View Systems, Inc.
1550 Caton Center Drive, Ste. E
Baltimore, Maryland 21227

> **RE: View Systems, Inc.**
> **Amendment No. 3 to Preliminary Information Statement on Schedule 14C**
> **Filed August 4, 2008**
> **File No. 0-30178**

Dear Mr. Than:

We have reviewed your amended filing and response letter, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note from a conversation with counsel that the company intends on dropping the change of name matter from its next revised information statement filing. Please advise whether the company has decided against entering into the oil and gas industry. If not, disclosure should be kept in the information statement to alert investors about the possible change in the company's business focus. In addition, after reviewing your other changes, we may have additional comment.

Introduction, page 3

2.   We note your response to prior comment three; however, your added disclosure is inconsistent with statements elsewhere. The first paragraph of this section and your disclosure under "The Reverse Stock Split" indicate that the reverse stock split was already approved. The disclosure in the fifth paragraph indicates that the record date "for stockholders entitled to vote on these matters is anticipated being at least 20 days after the mailing of this information statement." Please note that Rule 10b-17 requires that the record date for the date of delivery of the shares in the reverse stock split be at least 20 days after the mailing of the information statement. Please revise accordingly.

Reasons for and Possible Consequences of the Reverse Split, page 4

3.   We note your response to prior comment seven, including your explanation regarding the uncertain nature of your future stock issuance, and your statement that you currently do not know how many shares will be offered. However, on page six, you still state that you plan on issuing 2 million shares. Please revise accordingly.

4.   We note your response to prior comment eight indicating that "the March 22, 2005 Certificate of Designation of Preferences and Rights of Series A Preferred Stock will be corrected…" Since your disclosure in the first paragraph to the "Introduction," indicates that the Certificate of Designation of Preferences and Rights of Series A Preferred Stock will be amended as a result of action taken on April 18, 2008, it is not clear whether the Series A Preferred Stock was originally issued as convertible preferred or amended later on to add this feature. Please clarify.

Appointment of Additional Directors and Related Restructuring…, page 5

5.   We note your response to prior comment ten. Please disclose how these actions were taken. Furthermore, please clarify whether shareholder approval and/or board approval was required for each proposed action.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Collin Webster, Staff Attorney, at (202) 551-3522, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: via facsimile 786.787.0456
        Russell Weigel, Esq.